[KATTEN MUCHIN ROSENMAN LLP LETTER HEAD]

575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax......

PETER J. SHEA peter.shea@kattenlaw.com 212.940.6447 direct 704.344.3195 fax

May 23, 2008

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Form N-1A Filing for IndexIQ Trust Registration Nos.: 333-149351 and 811-22185

Dear Ladies and Gentlemen:

On behalf of our client, IndexIQ Trust (the “Trust”), we are filing with this correspondence Pre-Effective Amendment No. 1 (the “Amendment”) to the registration statement on Form N-1A (the “Registration Statement”) concerning the registration of the Trust and the shares of the IQ Alpha Hedge Strategy Fund, which is a series of the Trust (the “Fund”), under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”). Blacklined copies of the Amendment that have been marked to show changes to the initial filing are being sent to the Commission’s Staff under separate cover. Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.

With respect to the Staff’s comment letter dated March 21, 2008 by Mr. John M. Ganley, we offer the following responses (the headings below corresponding to the headings in such comment letter with the numbered responses corresponding to the comment numbers of the comment letter; page numbers referenced in responses to comments are the page numbers of the Amendment):

Securities and Exchange Commission

May 23, 2008

Prospectus

Cover Page

1. The use of the term “alpha” in the Fund’s name is not misleading because the Index has the objective of producing alpha returns (e.g., returns that are superior to the S&P 500 Index) and the Fund seeks to replicate the returns of the Index. Clarification of the Index’s construction and the Fund’s objectives and strategies has been made in the Prospectus to avoid confusion that might result from the use “alpha” in the Fund’s name. For example, the Prospectus no longer utilizes the distinction between “alpha” and “beta” returns.

2. In response to the Staff’s comment, the Trust has modified the name of the Fund by replacing the phrase “hedge composite” with the phrase “hedge strategy.” The Fund’s name is not subject to Rule 35d-1 because the term “hedge strategy” does not suggest “that the Fund focuses its investments in a particular type of investment or investments.” Rule 35d-1(a)(2) (the other provisions of Rule 35d-1 do not appear to be implicated by this phrase). Instead, the term “hedge strategy” strongly suggests a style of investment, not a focus of investment. The Fund’s objective is to replicate the returns of the Index, which is producing hedged returns based on a composite of six hedging styles commonly used by hedge funds to outperform the S&P 500 Index. The word “hedge” in the name does not suggest a particular investment focus but merely connotes a hedged return relative to the general equity markets and the S&P 500 Index in particular.

The term “hedge strategy” is not analogous to or otherwise a substitute for the terms “hedge fund” or “hedge funds” and does not lead to a misleading impression that the Fund invests in hedge funds. Instead, “hedge strategy” informs the investor that the Fund, by tracking the Index, is utilizing hedging investment strategies or styles to achieve its objective. This distinction is analogous to the Commission’s view of the term “balanced” in a fund’s name, where “‘balanced’ . . . does not suggest a particular investment focus, but rather a particular type of diversification among different investments, and ‘balanced’ funds will not be subject to the rule.” Investment Company Names, Release No. IC-24828, n.42 (pub. Feb. 1, 2001) (Rule 35d-1 adopting release). In addition, the Prospectus indicates prominently on its inside front cover page and under the caption “Fund Investment Objective and Strategies – Principal Investment Strategies” that it does not invest in hedge funds and is not a fund of hedge funds. As indicated in the response to Comment No. 1, clarification of the Index’s construction and the Fund’s objectives and strategies has been made in the Prospectus to provide investors with a plain English understanding of the Fund’s investment focus.

3. The “Fund Facts” section of the Prospectus has been deleted, and the Fund’s objective now appears consistently throughout the Registration Statement.

Principal Investment Strategies (Page 1)

4. The suggested plain English clarifications have been made to this summary section of the Prospectus. A more detailed explication of the Fund’s principal risks, strategies and the Index appears under the heading “Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index.” This detailed explanation has been added as responsive to Item 4 of Form N-1A.

Securities and Exchange Commission

May 23, 2008

a.	The suggested revisions have been made.
b.	The suggested revisions have been made.
c.	The suggested revisions have been made.
d.	The suggested revisions have been made.

5. The Investment Advisor and IndexIQ have implemented a variety of information barriers and other policies and procedures to prevent the “active” management of the Fund through management of the Index. These barriers, policies and procedures are also designed to prevent trading practices by personnel of IndexIQ, the Investment Advisor and the Sub-Advisor that could potentially harm the Fund and its shareholders. These barriers, policies and procedures are described in the Statement of Addition Information under the caption “Certain Conflicts of Interest.” See also the response to Comment No. 27 below.

Further, the actual portfolio management of the Fund will be conducted by the Sub-Advisor, who is unaffiliated with IndexIQ, and there is no overlap between the Fund’s portfolio managers who are provided by the Sub-Advisor and the personnel of IndexIQ and the Investment Advisor. The Sub-Advisor’s portfolio management of the Fund is passively reactive to changes in the Index Components and their weightings. The utilization of the Sub-Advisor’s portfolio managers is disclosed in the Prospectus and SAI. Although there is overlap of the Chief Executive Officer and Chief Operating Officer of IndexIQ and the Investment Advisor, neither of these officers are a part of the Index Group maintaining the Index at IndexIQ or part of the Investment Adviser’s portfolio management team to the extent that such team may be viewed as managing the Fund’s portfolio. Due to these conditions and the barriers, policies and procedures described above, these shared senior executives will have no ability to manage the Fund through management of the Index.

Finally, the construction and maintenance of the Index, as described in the Prospectus, is based on objective, rules-based methodologies utilizing third-party data inputs. This lack of subjectivity in Index maintenance effectively removes any opportunity for the shared senior executives to manage the Fund’s portfolio through Index management. The mathematical formulas and analytics utilized by the Index Group can only be changed by members of the Index Group, and the shared senior executives, under the barriers, polices and procedure discussed above, do not have the ability to change, or otherwise influence Index Group members to change, the formulas and analytic processes utilized in the Index’s methodologies in order to manage the Fund.

For the foregoing reasons, the Fund is appropriately referred to throughout the Registration Statement as passively managed.

Securities and Exchange Commission

May 23, 2008

Please note that full transparency (daily public disclosure) of the Fund’s portfolio or of the Index’s methodology and its Index Components and their weightings would not be necessary to reach the foregoing conclusion. Such transparency is required of Exchange Traded Funds (“ETFs”) where the goal is to enable an arbitrage mechanism that ensures ETF share market prices will not engender a wide discount or premium to ETF per share NAV, thereby disadvantaging retail shareholders. The types of affiliated index provider-investment adviser conflicts of interest that may harm investment company shareholders can be characterized as front-running fund transactions, insider trading on index or fund investment information, and other types of abuses relating to the misappropriation of fund portfolio confidences. These are the same types of conflicts that non-index-based investment companies confront and successfully address with reasonably designed codes of ethics and policies and procedures. Just as full transparency of a mutual fund’s portfolio would not address this concern, neither would full transparency of the Index or the Fund’s portfolio.

6. The discussion of a delay in the Fund’s ability to be fully invested according to its strategy has been deleted. The Investment Advisor believes that the Fund’s investments during the period immediately following its commencement of operations will allow it to meet its principal investment objective utilizing its principal investment strategies. A more extensive discussion of the risks that may cause the Fund to deviate from its principal objective and strategies has been added under the heading “Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index.” These risks will exist over the life of the Fund and are not limited to periods immediately following the Fund’s inception.

7. The suggested clarifications have been made in the Prospectus.

8. The terms “ETFs”, “ETNs” and “ETVs” are defined on page 1 of the Prospectus. A brief description of the types of underlying investments or asset classes those instruments track has been included in the discussion of Index Components appearing in the third full paragraph of page 2 of the Prospectus under “—Principal Investment Strategies.”

9. The use of the term leverage may be perceived as emphasizing cash borrowings. Consequently, the Prospectus has been revised to reflect that the Index seeks to increase its exposure to asset classes and that the Fund, in turn, will seek to increase its exposure to these asset classes through the use of total return swaps. In accordance with the guidance under 1940 Act Section 18(f) provided by SEC Release IC-10666 and the SEC’s No-Action Letters Dreyfus Strategic Investing (pub. avail. June 22, 1987) and Merrill Lynch Asset Management L.P. (pub. avail. July 2, 1996), the Fund will cause its custodian to segregate liquid assets of the Fund, on a daily marked-to-market basis, equal in value to the Fund’s liabilities under the total return swaps. The positive or negative value of the total return swaps will not (together with the value of any other illiquid securities held by the Fund) exceed 15% of the Fund’s net assets at any time. Consequently, the Fund will have sufficient liquid assets to segregate for these purposes. The increased exposure to the desired asset classes will be achieved through the notional amount of the swaps, which notional amounts in the aggregate will not exceed 100% the Fund’s net asset value – allowing a 200% net asset exposure to the asset classes.

Securities and Exchange Commission

May 23, 2008

Please note that the Fund’s use of total return swaps will vary significantly over time with respect to counterparties and their number and the outstanding notional amounts and the Fund’s related exposures and liabilities. Presently, the Investment Advisor and the Sub-Advisor cannot identify potential swap counterparties since the Fund has no assets upon which could begin meaningful swap negotiations, and all potential swap counterparties approached by the Investment Advisor have confirmed this. For these same reasons, the Investment Advisor is presently unable to determine the individual or aggregate swap needs of the Fund or the number and identity of swap counterparties among which such swaps transactions could be distributed.

The Registrant believes that the identification or other creditworthiness information of specific Fund swap counterparties is unnecessary since it will not provide meaningful prospectus disclosure to Fund investors. Moreover, such disclosure would otherwise be impossible to achieve or may create confusion for investors due to the potential multiplicity of prospectus supplements.

Please note that the Fund does not stand in the same long-term relationship with swap counterparties that asset backed securities issuers or so-called “principal protected” mutual funds do with the financial institutions providing long-term credit support for the benefit of those issuers’ noteholders or shareholders. Investors in credit-supported asset backed securities and shares of principal protected mutual funds are purchasing those instruments primarily with the understanding that a third-party credit support provider is protecting the value of their investment to some degree. Consequently, information concerning the identity and/or the creditworthiness of the credit support provider is material to an investor’s purchase or sale decision since such support is a feature of the security purchased and not an attribute of the issuer’s portfolio. In addition, the credit support relationship is expected to last the life of the issuer; thus making meaningful prospectus disclosure about the credit support provider relatively easy.

Unlike the third-party credit-supported issuers, the Fund’s relationship with any swap counterparty is necessarily of short duration, and the Fund’s use of swaps is not a feature of Fund shares but a portfolio investment. In fact the Fund may have no swap counterparties for varying lengths of time and still successfully meet its investment objective. At an extreme, the Fund could change swap counterparties on a daily basis if there was a benefit to such behavior under its principal investment objective and strategies. Meaningful prospectus disclosure would be impossible to achieve even in the expected circumstances where the Fund enters into various and successive 1-day, 5-day, 1-week, 3-week, 1-month or 2-month settled swap transactions, for instance, with multiple counterparties. Also, investors in Fund shares will not be making purchase or sale decisions under any belief that swap counterparties are somehow protecting the value of their investment in the Fund or that the total return swaps are an inherent feature of their Fund shares. Under the Fund’s investment strategies as set forth in the Registration

Securities and Exchange Commission

May 23, 2008

Statement, where the Fund’s aggregate net asset exposure to illiquid securities including swaps is limited, identification or creditworthiness information of any swap counterparty would simply not be material regardless of the size of the notional outstanding amount of such counterparty’s swap.

Further, the nature of the Fund’s relationship with any and all swap counterparties and how the Fund uses swaps indicates that investors would find the strategies employed by Fund and its Investment Advisor and Sub-Advisor to avoid or manage swap counterparty risk material. To that end, the Prospectus discussion under the caption “Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index – Principal Investment Techniques and Related Risks – C. Portfolio Securities and Techniques – Total Return Swaps” sets forth (1) the Board’s and Investment Advisor’s oversight and monitoring responsibilities to manage swap counterparty risk and (2) the counterparty credit rating (e.g., AAA or AA) and other attributes (e.g., a publicly traded financial institution or an affiliate of such) that must be met before the Investment Advisor or the Sub-Advisor could cause the Fund to enter into or otherwise continue a swap transaction with any counterparty. This disclosure should give investors meaningful information needed to evaluate the Fund while also preserving the portfolio managers’ flexibility to manage the Fund’s assets under its investment objective and strategies.

Although the Fund’s performance will be significantly affected by swap performance, this effect on performance is much like the effects caused by any other significant investment of an investment company and not a feature of the securities being purchased. Consequently, disclosure of how the Fund will manage swap counterparty risk in all circumstances provides meaningful disclosure. The Registrant believes that its Prospectus disclosures concerning swap counterparty risk are important and would be receptive to further suggestions from the staff in this regard.

The HGIQCO-LEV INDEX (Page 2)

10. The suggested plain English clarifications have been made to this summary section of the Prospectus, which is now entitled “More Information About The Fund’s Benchmark.” A more detailed explication of the Index appears under the heading “Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index – The Benchmark Index.”

a. As disclosed on pages 2, 11 and 21 of the Prospectus, IndexIQ only receives the total return data of each Hedge Fund Index from unaffiliated providers of hedge fund performance data.

b. An explanation of how IndexIQ uses the information it receives from unaffiliated providers of hedge fund performance data to create the Underlying Strategies has been added to this section with a more detailed explanation added under the caption “Further Information

Securities and Exchange Commission

May 23, 2008

About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index – The Benchmark Index.” Please note that the Prospectus has been revised to indicate that the Underlying Strategies seek to replicate the risk-adjusted return characteristics of the Hedge Fund Indexes, not the “beta” returns.

c. The Investment Advisor does not believe that a distinction can be made between the theoretical alpha and beta components of a total return with any mathematical precision. Consequently, the Prospectus has been revised to indicate that the Underlying Strategies seek to replicate the risk-adjusted return characteristics of the Hedge Fund Indexes.

d. The suggested description has been added to this section with further detailed description appearing under the heading “Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index – The Benchmark Index.”

e. The suggested description has been added to this section with further detailed description appearing under the heading “Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index – The Benchmark Index.”

f. The discussion under the heading “Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index – The Benchmark Index” in the last paragraph on page 20 of the Prospectus provides a full explanation of how the Index can achieve lower volatility than the S&P 500 Index while increasing its exposure to various asset classes up to 200% of its net assets.

g. The requested description of the Index Components as of the last rebalance date of the Index is provided on page 21 of the Prospectus. Greater detail concerning these Index Components or the naming of each Index Component in the Prospectus will not provide investors with meaningful information. Given the expected portfolio turnover rate of the Index and the Fund, further identification of the Index Components would quickly render the information stale and potentially misleading.

11. Clarifications have been made throughout the Prospectus that the Underlying Strategies are designed to replicate the risk-adjusted return characteristics of the Hedge Fund Indexes.

12. The concept of asset class exposures has replaced the use of the term “Market Factors.” Discussion of asset classes better clarifies the Index’s methodologies and the Fund’s investment strategies.

13. The requested changes and explanations occur in the Prospectus.

14. The concepts of “Market Factors” and “Component Factors” have been removed from the Registration Statement, and the Index’s methodologies have been clarified.

Securities and Exchange Commission

May 23, 2008

15. The requested changes have been made.

HGIQCO-LEV and Hedge Fund Returns (Page 3)

16. The requested changes have been made.

Other Investment Practices and Securities (Page 4)

17. This section has been deleted, and the remaining requested changes have been made.

Principal Risks of the Fund

18. The principal risks in this section are now summaries and have been tailored to the Fund’s principal investment strategies. Discussions of non-principal risks appear under the caption “Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index – Principal Investment Techniques and Related Risks – B. Additional Risk Information.”

19. The discussions of tracking error/index risk has been revised.

a.	The suggested risk has been added.
b.	The suggested risk has been added.
c.	The suggested risk has been added and modified to fit the Index’s methodology.
d.	The suggested risk has been added.

20. Redundancies among the described risks have been consolidated under single headings.

21. The risk discussions in this section are now summaries with more detailed discussions appearing under the caption “Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index – Principal Investment Techniques and Related Risks – A. Portfolio Risks.”

22. Discussions of the Fund’s limitations on illiquid security investment throughout the Registration Statement now reflect that it is a “net asset” limitation rather than a “total asset” one.

23. Discussions of industry concentration and REIT or REIT ETF investing now appear under the captions “Fund Investment Objective and Strategies – Principal Investment Strategies”

Securities and Exchange Commission

May 23, 2008

and “Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index – Principal Investment Techniques and Related Risks.” See response to Comment No. 33 with respect to industry concentration.

24. The requested addition of foreign currency risk discussions have been added to the Prospectus.

Fees and Expenses of the Fund (Page 11)

25. A footnote to “Other Expenses” has been added on page 6 of the Prospectus to confirm that estimated interest expenses related to borrowing and dividends paid on short sales of the Fund are included.

Other Service Providers (Page 15)

26. The requested description of IndexIQ has been provided on page 10 of the Prospectus as well as a description of the index licensing fee arrangements among IndexIQ, the Investment Advisor and the Fund.

27. IndexIQ should not be considered an investment adviser of the Fund because it is not providing investment advice to the Fund within the meaning of Section 2(a)(20) of the 1940 Act. Instead, IndexIQ is providing Index information to the Investment Advisor to allow the Sub-Advisor to manage the Fund’s portfolio. The Index is a published index and, consequently, cannot be viewed as merely a model portfolio management tool that would raise investment adviser registration issues for IndexIQ.

Section 2(a)(20) provides, in pertinent part, that an “Investment adviser” of an investment company means:

(A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property, or is empowered to determine what securities or other property shall be purchased or sold by such company, and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A); but does not include . . . (ii) a person who furnishes only statistical and other factual information, advice regarding economic factors and trends, or advice as to occasional transactions in specific securities, but without generally furnishing advice or making recommendations regarding the purchase or sale of securities . . . .

Securities and Exchange Commission

May 23, 2008

(Emphasis added). IndexIQ does not have a direct contractual relationship with the Trust or the Fund and, therefore, cannot be considered an investment adviser under clause (A) of the statute. Under clause (B), IndexIQ does have a direct contractual relationship with the Investment Advisor under the Licensing Agreement. Nevertheless, IndexIQ does not perform any duties of the Investment Advisor or Sub-Advisor to the Fund and otherwise does not regularly furnish advice to the Fund with respect to the desirability of investing in, purchasing or selling securities or other property and is not empowered to determine what securities or other property shall be purchased or sold by the Fund.

IndexIQ, as an index provider, falls within the definitional exclusion provided in clause (ii) of the statute. IndexIQ provides only statistical and other factual information concerning the Index, which is published, without generally furnishing advice or making recommendations regarding the purchase or sale of securities. In other words, IndexIQ maintains the Index, which itself is calculated by the Calculation Agent, an unaffiliated third party, and based on statistical information provided by unaffiliated providers of hedge fund performance data and FRS, an unaffiliated third party. The statistical and other factual information about the Index provided to the Investment Advisor is the performance information of the Index and the Index Components and their weightings. This information does not constitute advice or recommendations regarding the purchase or sale of securities. Otherwise, any index provider licensing their index to an investment company could be viewed as an investment adviser within the meaning of Section 2(a)(20).

Moreover, the affiliation between IndexIQ and the Investment Manager does not alter this analysis. The information firewalls and other restrictions imposed on IndexIQ and the Investment Advisor and the involvement of the Sub-Advisor and its portfolio managers in the Fund’s management, which are also discussed in the response to Comment No. 5 above, provide for a complete segregation of IndexIQ’s role and responsibility as Index provider from the Investment Advisor’s and Sub-Advisor’s roles as Fund investment advisers.

The Investment Advisor and IndexIQ have implemented a variety of information barriers and other policies and procedures to prevent the “active” management of the Fund through management of the Index. These barriers, policies and procedures are described in the Statement of Addition Information under the caption “Certain Conflicts of Interest.”

Further, the actual portfolio management of the Fund will be conducted by the Sub-Advisor, who is unaffiliated with IndexIQ, and there is no overlap between the Fund’s portfolio managers who are provided by the Sub-Advisor and the personnel of IndexIQ and the Investment Advisor. Although there is overlap of the Chief Executive Officer and Chief Operating Officer of IndexIQ and the Investment Advisor, neither of these officers are a part of the Index Group maintaining the Index at IndexIQ or part of the Investment Adviser’s portfolio management team to the extent that such team may be viewed as managing the Fund’s portfolio. Due to these conditions and the barriers, policies and procedures described above, these shared senior executives will have no ability to manage the Fund through management of the Index.

Securities and Exchange Commission

May 23, 2008

Finally, the construction and maintenance of the Index, as described in the Prospectus, is based on objective, rules-based methodologies utilizing third-party data inputs. This lack of subjectivity in Index maintenance effectively removes any opportunity for the shared senior executives to manage the Fund’s portfolio through Index management. The mathematical formulas and analytics utilized by the Index Group can only be changed by members of the Index Group, and the shared senior executives, under the barriers, polices and procedure discussed above, do not have the ability to change, or otherwise influence Index Group members to change, the formulas and analytic processes utilized in the Index’s methodologies in order to manage the Fund.

The foregoing circumstances, barriers, policies and procedures eliminate (i) the ability of officers and employees of the Investment Advisor to influence the composition of the Index and (ii) the ability of IndexIQ to influence the investment decisions of the Investment Advisor and the Sub-Advisor. Consequently, IndexIQ cannot be viewed as an investment adviser to the Fund within the meaning of Section 2(a)(20).

Pricing Shares (Page 16)

28. The suggested clarifications have been made concerning fair valuation of Fund assets.

Accounts with Low Balances (Page 19)

29. The low balance account closing discussion has been deleted from the Registration Statement.

Appendix A Additional Information on Portfolio Risks, Securities and Techniques

30. The requested revisions have been made. Please note that much of the information that formerly appeared in Appendix A now appear under the caption “Further Information About the Fund’s Principal Investment Strategies and Risks and the Benchmark Index” at pages 11 through 19 of the Prospectus.

31. The requested descriptions and summaries have been added where appropriate in the Prospectus.

32. The requested descriptions have been added.

Securities and Exchange Commission

May 23, 2008

Statement of Additional Information

Investment Restrictions (Page B-16)

33. To the extent that the Index is concentrated in an industry, the Fund may also be so concentrated. The investment limitation A. on page B-16 of the SAI states this feature. As discussed above, the roles of IndexIQ, as Index provider on the one hand, and the Investment Advisor and the Sub-Advisor, as Fund advisers and portfolio managers on the other hand, have been completely segregated through a variety of circumstances, barriers, policies and procedures imposed on them. IndexIQ cannot indirectly managing the Fund, and the Investment Advisor is unable to manage the Fund through manipulation of the Index. See responses to Comment Nos. 5 and 27. The Investment Advisor and the Sub-Advisor lack the freedom of action to concentrate in any industry because the nature of the Fund as an index fund. Consequently, the Fund’s statement of its concentration policy is consistent with Section 8(B)(1) of the 1940 Act.

Request For Multiple Copies of Shareholder Documents (Page B-29)

34. This discussion has been revised.

Indemnification; Termination; Merger (Page B-39)

35. The discussion prompting this comment has been deleted since such merger provision is not in the Registrant’s Declaration of Trust.

General Comments

36. Where we have responded to a comment concerning one location, we have made corresponding changes also concerning similar disclosure appearing elsewhere in the Registration Statement.

37. The filing is now substantially complete. Once the Registrant has completed its seed capitalization audit, the Registrant will file an additional pre-effective amendment to complete the Registration Statement.

38. The Fund will not omit information from the Prospectus and SAI that will be a part of the Registration Statement when it is declared effective in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”).

39. The Fund and its Investment Advisor may in the future seek manager of mangers exemptive relief from the shareholder approval requirements of Section 15(a) of the 1940 Act applicable to the amendment of existing sub-advisory agreements or the hiring of new sub-advisers for the Fund or future series of the Trust. If and when such relief is sought and granted, the Registrant will amend the Registration Statement at that time to comply with any disclosure conditions of such prospective relief as well as adhere to all other conditions that may be imposed. The Registrant intends to commence the Fund’s operations after the effectiveness of the Registration Statement without first securing Section 15(a) relief. Except for the foregoing, neither the Registrant nor its Investment Advisor have or will submit exemptive applications or no-action requests in connection with the Registration Statement.

Securities and Exchange Commission

May 23, 2008

40. The Amendment is being filed as a pre-effective amendment pursuant to Rule 472 under the Securities Act. The foregoing letter identifies where no changes were made in response to comments and provides a basis for the Fund’s position.

41. All Fund, Investment Advisor and other Fund service provider personnel participating in the preparation of the Registration Statement are cognizant of their disclosure responsibilities to investors.

42. In the event that the Fund requests acceleration of the effective date of the Registration Statement, it will furnish a letter containing the requested acknowledgements.

Please do not hesitate to contact me at (212) 940-6447 or, in my absence, Kathleen Moriarty at (212) 940-6447 if you have any questions or comments with respect to the foregoing responses or to the Amendment.

Very truly yours,
/s/ P. Shea
Peter J. Shea
cc (w/enclosures):	Mr. John M. Ganley, Senior Counsel Mr. Adam S. Patti Mr. Gregory D. Bassuk Ms. Kathleen Moriarty